EXHIBIT 12.1

ENCYSIVE PHARMACEUTICALS INC.
STATEMENT REGARDING THE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	Three Months
	Ended	Year Ended December 31,
	March 31, 2005	2004	2003	2002	2001	2000

Income (loss) before income taxes	$(17,709)	$(55,415)	$(36,518)	$(24,686)	$(19,891)	$(3,498)

Add fixed charges Interest expense	199	143	152	8	—	—

Subtotal fixed charges	199	143	152	8	—	—

Total income (loss) before income taxes and fixed charges	$(17,510)	$(55,272)	$(36,366)	$(24,678)	$(19,891)	$(3,498)

Ratio of fixed charges to income (loss) before income taxes and fixed charges[1]	na	na	na	na	na	na

1        Earnings were inadequate to cover fixed charges by $17.5 million in the three months ended March 31, 2005, and $55.3 million, $36.4 million, $24.7 million, $19.9 million and $3.5 million in the years ended December 31, 2004, 2003, 2002, 2001 and 2000, respectively.